UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2017

TIM S.p.A.

A company directed and coordinated by Vivendi S.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Press Release

TIM: BOARD OF DIRECTORS APPROVES 3Q 2017 FINANCIAL REPORTS

•	POSITIVE REVENUES AND EBITDA GROWTH ACCROSS ALL KEY BUSINESS UNITS, DRIVEN BY CONTINUOS HIGH DEMANDS FOR ULTRA BROADBAND MOBILE AND FIXED SERVICES

•	ROBUST TIM GROUP SERVICE REVENUES GROWTH, AT A RATE OF 2% IN Q3

•	ORGANIC EBITDA REACHED ABOUT 2.2 BILLION EUROS IN THIS QUARTER, DRIVEN BY SOLID TOP LINE PERFORMANCE AND FOCUS ON EFFICIENCY WHICH ENABLED RESILIENT DOMESTIC ORGANIC EBITDA MARGINS OF 47.7% *

•	IN ADDITION THE COMPANY HAD SOLID OPERATIONAL TRENDS IN THIS QUARTER AS FOLLOWS:

•	IN ITALY MOBILE NET ADDS REACHED 333,000 ENSURING CONTINUOUS MARKET SHARE GROWTH WHICH REACHED AN ESTIMATED 30.6% BY THE END OF SEPTEMBER

•	IN ITALY THE COMPANY HAD HISTORICAL RECORD PERFORMANCE ON FIXED BROADBAND NET ADDS OF 146,000, DRIVEN BY STRONG FIBER NET ADDS OF 249.000

•	IN THE BRAZILIAN MARKET, A RECORD MOBILE POST-PAID NET ADDS OF 935.000

•	OVERALL INVESTMENTS DURING THE FIRST 9 MONTHS OF 2017 REACHED 3,881 BILLION, A GROWTH OF 21,6% COMPARED TO THE SAME PERIOD IN 2016, MAINLY DRIVEN BY 46% INCREASE IN INVESTMENT IN ULTRA BROADBAND FIXED AND MOBILE INFRASTRUCTURE, AS WELL AS A SPECTRUM COST OF A LICENSE RENEWAL

•	THE GROUP OPERATIONAL FREE CASH FLOW FOR THE FIRST 9 MONTHS OF THE YEAR REACHED 1,885 BILLION EUROS (EXCLUDING SPECTRUM) BROADLY IN LINE WITH 2016 PERFORMANCE.

(*)	THE REPORTED EBITDA REACHED ABOUT 2,1 BILLION EUROS AFTER 127 MILLION PROVISIONING FOR SPECIFIC LITIGATION AND REGULATORY PROCEDURES PLUS SEVERANCE ITEMS

The results of the first nine months of 2017 will be illustrated to the financial community during a conference call scheduled for 10 November at 2.30 p.m. (Italian time). Journalists may listen in to the presentation, without asking questions, by calling 0633168. The presentation slides will be available at http://www.telecomitalia.com/3Q2017/eng.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

TIM draws up and publishes the Interim Reports on Operations for the first and third quarters of each year on a voluntary basis.

The TIM Group’s Interim Report on Operations to 30 September 2017 also includes the condensed consolidated Financial Statements to 30 September 2017 prepared in accordance with the IFRS accounting standards issued by the IASB and endorsed by the EU and, in particular, with IAS 34 Interim Financial Reporting. The condensed consolidated Financial Statements to 30 September 2017 are not audited.

The accounting policies and consolidation principles adopted in preparing the condensed consolidated Financial Statements as of 30 September 2017 are consistent with those adopted in the TIM Group Consolidated Financial Statements as of 31 December 2016, to which reference may be made.

In addition to the conventional IFRS financial performance indicators, TIM Group uses certain alternative performance indicators in order to give a clearer picture of the general performance and financial position of the company. Specifically, the alternative performance indicators refer to: EBITDA; EBIT; organic change in revenues, in EBITDA and EBIT; EBITDA margin and EBIT margin; net financial debt carrying amount and adjusted net financial debt. The meaning and content of these measures are explained in the annexes.

Note that the section “Business Outlook for the 2017 financial year”, contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of Group’s operations and strategies. Readers of this press release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

On 13 September 2017 Consob announced it “believes that Vivendi exercises de facto control over TIM pursuant to article 2359 of the Italian Civil Code and pursuant to article 93 of the Consolidated Law on Finance, as well as pursuant to the regulations on related parties”; the Interim Report on Operations was therefore drawn up considering Vivendi S.A. as the “Controlling Company”. The company did not however acquiesce to the order, having asked for its annulment through an appeal submitted to the Regional Administrative Court of Lazio. It is specified that no change of control hypothesis has been verified in accordance with the pactional provision governing the existing contractual relations in place.

MAIN VARIATIONS TO THE TIM GROUP CONSOLIDATION SCOPE

No significant changes occurred in the consolidation area in the first nine months of 2017.

The following changes occurred in 2016:

•	TIMVISION S.r.l. (Domestic Business Unit): established on 28 December 2016;

•	Noverca S.r.l. (Domestic Business Unit): TIM S.p.A. acquired 100% of the company on 28 October 2016;

•	Flash Fiber S.r.l. (Domestic Business Unit): established on 28 July 2016;

•	Sofora - Telecom Argentina Group: classified under Discontinued operations (discontinued operations/non-current assets held for sale) was sold on 8 March 2016;

Rome, 10 November 2017

TIM’s Board of Directors, chaired today by Arnaud Roy de Puyfontaine, approved the Interim Report on Operations at 30 September 2017.

TIM GROUP RESULTS

Revenues in the first nine months of 2017 totalled 14,679 million euros, 5.3% higher than in the first nine months of 2016 (13,939 million euros). The 740 million euro rise is attributable primarily to the Domestic Business Unit (276 million euros), and to the Brazil Business Unit (467 million euros, including a positive exchange effect of 353 million euros).

Revenues by operating segment, were as follows:

(million euros)	1.1 - 30.9 2017		1.1 - 30.9 2016		Changes
		% of total		% of total	absolute	%	% organic
Domestic	11,312	77.1	11,036	79.2	276	2.5	2.5
Core Domestic	10,500	71.5	10,239	73.5	261	2.5	2.5

International Wholesale	995	6.8	1,003	7.2	(8)	(0.8)	(0.9)

Brazil	3,389	23.1	2,922	21.0	467	16.0	3.5

Other Assets	—	—	10	0.1	(10)

Adjustments and eliminations	(22)	(0.2)	(29)	(0.3)	7

Consolidated Total	14,679	100.0	13,939	100.0	740	5.3	2.7

Revenues in Q3 2017 increased by 64 million compared to Q3 2016 (+1.3%); in organic terms the percentage change, excluding the exchange effect relating to the Brazil Business Unit, was +1.8%.

EBITDA in the first nine months of 2017 totalled 6,213 million euros (5,878 million euros in the first nine months of 2016), 335 million euros (+5.7%) higher than in the first nine months of 2016, with an EBITDA margin of 42.3% (42.2% in the first nine months of 2016, +0.1 percentage points up).

In organic terms, EBITDA grew by 226 million euros (+3.8%) compared to the first nine months of 2016, and the margin grew by 0.4 percentage points.

EBITDA in the first nine months of 2017 suffered the negative impact of non-recurring charges for a total of 222 million euros (155 million euros in the first nine months of 2016 considering the same exchange rate). Without these charges, the organic change in EBITDA would have been +4.8%, with an EBITDA margin of 43.8%, up 0.8 percentage points on the first nine months of 2016.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit for the first nine months of 2017:

(million euros)	1.1 - 30.9 2017		1.1 - 30.9 2016		Changes
		% of total		% of total	absolute	%		% organic
Domestic	5,055	81.4	4,995	85.0	60	1.2		1.2
Margin (%)	44.7		45.3			(0.6)	pp	(0.6	) pp
Brazil	1,170	18.8	900	15.3	270	30.0		16.0
Margin (%)	34.5		30.8			3.7	pp	3.7	pp
Other Assets	(12)	(0.2)	(15)	(0.3)	3
Adjustments and eliminations	—	—	(2)	—	2

Consolidated Total	6,213	100.0	5,878	100.0	335	5.7		3.8

Margin (%)	42.3		42.2			0.1	pp	0.4	pp

Third quarter 2017 EBITDA totalled 2,099 million euros, 53 million euros lower (-2.5%) than the same period last year (2,152 million euros). EBITDA margin was 42.8% (44.4% in the third quarter of 2016). In organic terms and excluding non-recurring charges (127 million in Q3 2017 and 62 million euros in the same period of 2016), the change would be positive and equal to 0.7%, accounting for 45.4% of revenues (45.9% in Q3 2016).

EBIT in the first nine months of 2017 totalled 2,834 million euros (2,768 million euros in the first nine months of 2016), 66 million euros (+2.4%) higher than in the first nine months of 2016, with an EBIT margin of 19.3% (19.9% in the first nine months of 2016, -0.6 percentage points).

EBIT in the first nine months of 2017 suffered the negative impact of non-recurring net charges, including asset writedowns, amounting to 252 million euros in total (144 million euros in the first nine months of 2016). Without these charges, the organic change in EBIT would have been 149 million euros higher (+5.1%), with a margin of 21.0%, an increase of 0.5 percentage points on the first nine months of 2016.

EBIT in the third quarter of 2017 was 963 million euros (1,081 million euros in Q3 2016), 10.9% lower than in Q3 2016, accounting for 19.6% of revenues (22.3% in Q3 2016). In organic terms, excluding non-recurring charges (156 million euros in Q3 2017 and 62 million euros in the same period of 2016), the decrease over Q3 2016 would have been -2.1%, accounting for 22.8% of revenue (23.7% in Q3 2016).

The profits for the first nine months of 2017 attributable to the Parent Company Shareholders were 1,033 million euros (1,495 million euros in the first nine months of 2016) with net non-recurring charges of 233 million euros. In comparable terms, i.e. excluding non-recurring items as well as, in the first nine months of 2016, the positive impact of the fair value valuation of the implicit option included in the mandatory convertible bond and, the profits attributable to the shareholders of the Parent Company in the first nine months of 2017 would have totalled almost 100 million euros more than in the same period of last year.

The TIM Group headcount at 30 September 2017 was 59,961, including 50,337 in Italy (61,229 at 31 December 2016, including 51,125 in Italy).

Capex in the first nine months 2017 was 3,881 million euros, up 774 million euros on the first nine months of 2016, and breaks down as follows by operational sector:

(million euros)	1.1 - 30.9 2017		1.1 - 30.9 2016		Changes
		% of total		% of total
Domestic	3,177	81.9	2,398	77.2	779
Brazil	704	18.1	709	22.8	(5)
Other Assets	—	—	—	—	—
Adjustments and eliminations	—	—	—	—	—

Consolidated Total	3,881	100.0	3,107	100.0	774

Margin (%)	26.4		22.3		4.1	pp

The Domestic Business Unit reports investments of 3,177 million euros, an increase of 779 million euros compared to the first half of 2016; this increase is primarily attributable to innovative investments for infrastructure development (+386 million euros more than in the first nine months of 2016) and reflects, in particular, the acceleration in investments dedicated to the development of next generation networks and disbursements to renew the right of use of GSM frequencies (630 million euros). Investments continued to fall in other areas, as a result of greater selectivity and attention paid to ensuring that capital allocation decisions are guided by strategic priorities and profitability.

The Domestic Business Unit posted investments of 704 million euros in the first nine months of 2017, 5 million euros lower than in the first nine months of 2016. Excluding the positive exchange effect of 85 million euros, the figure is down by 90 million euros and primarily reflects the smaller amount spent on renewing TLC licences and developing Information Technology projects following the significant growth recorded in 2016, particularly for the launch of new offers.

Cash flow from Group operations was positive by 998 million euros (positive by 1,908 million euros in the first nine months of 2016).

Adjusted Net Financial Debt was 26,228 million euros as of 30 September 2017, 1,109 million euros higher than on 31 December 2016 (25,119 million euros): the increase is substantially due to payments of 630 million euros made by TIM S.p.A. to renew the rights of use of mobile phone frequencies and 257 million euros by the Brazil Business Unit to the consortium charged with the 700 MHz spectrum clean-up, of which the Business Unit acquired a right of use in 2014, and to the payment of dividends of 219 million euros. The positive operational and financial dynamics allowed the income tax payments to be fully covered.

The net financial debt carrying amount at 30 September 2017 totalled 26,958 million euros (25,955 million euros at 31 December 2016).

In Q3 2017, adjusted net financial debt increased by 1,124 million euros compared to 30 June 2017 (25,104 million euros): the resources resulting from the positive operational and financial dynamics only allowed part of the income tax and mobile phone frequency rights renewal payments to be covered.

The liquidity margin at 30 September 2017 was 10,562 million euros, equivalent to the sum of “Cash and cash equivalents” and “Securities other than investments” for a total of 3,562 million euros (5,483 million euros at 31 December 2016) and unused committed lines of credit for a total of 7,000 million euros. This margin covers the financial liabilities of the Group falling due for at least the next 24 months.

BUSINESS UNIT RESULTS

DOMESTIC

Revenues for the first nine months 2017 totalled 11,312 million euros, 276 million euros (+2.5%) higher than in the same period of 2016, confirming the improving trend that began the previous year. In the third quarter, despite the growth recorded over the corresponding period of 2016 (+0.8%), the trend slowed down as a result of the introduction in mid-June of the new roaming rules in the EU, which reduced revenues, and one-off events in the Wholesale context which had a positive effect on the final data for Q3 2016.

Revenues from services amounted to 10,393 million euros, up 47 million euros on the first nine months of 2016 (+0.5%), which also continued in the third quarter (+0.7%), despite the already mentioned impact of the introduction of the new EU roaming rules. This improvement was driven by the growth in the Mobile and Fixed Broadband customer base, as well as the increase in ARPU levels (thanks to the higher adoption of Fiber and LTE ultrabroadband connectivity services, and digital and ICT services), also accompanied by higher sales volumes for connected devices (Smartphones, SmartTVs, SmartHomes, Modems, etc.).

In greater detail:

•	revenues from Fixed market services were 7,428 million euros, having fallen slightly compared to the first nine months of 2016 (-43 million euros, -0.6%), but recovering and stabilising in the last two quarters of 2017 (third quarter -0.1%, second quarter +0.8% first quarter -2.4%). Steadily increasing revenues from innovative data connectivity services (+199 million euros, +14.5%), driven by the growth in the number of Ultra-Broadband customers - who increased by 889,000 units during this period, bringing retail accesses to 1.7 million and the total number of accesses to 2.5 million - were offset by a fall in revenues from traditional voice services (-212 million euros, resulting from the decrease in traditional accesses) and a reduction in the regulated prices for a number of wholesale services (-47 million euros). The increase in revenues from ICT solutions is also of note (+40 million euros, +9.1%);

•	Mobile market service revenues totalled 3,430 million euros, with an increase of 70 million euros compared to the same period last year (+2.1%). This is driven by good competitive performance, which led to an increase in market share and a growth in the customer base with no impact on ARPU levels. The growth trend continued in the third quarter of 2017, despite the new roaming regulations introduced in the EU, with a historic series of stable positive performance figures (+1.6% in Q3, +2.5% in Q2 and +2.2% in Q1).

Revenues from product sales, including changes to work in progress, totalled 919 million euros in the first none months of 2017 (229 million euros higher than in the same period of 2016), and reflect the constant increase in sales of smartphones and connected devices (smart TVs, Smart Home products, modems, set-top boxes, etc.).

***

The Domestic Business Unit operates separately in two different reference environments, and an analysis of these revenues is provided below:

•	Core Domestic Revenues

Core Domestic revenues amount to 10,500 million euros and rose by 2.5% (10,239 million euros in the first nine months of 2016).

The performance of the individual market segments compared with the first nine months of 2016 is as follows:

•	Consumer: the revenues of the Consumer segment in the first nine months of 2017 totalled 5,713 million euros, with an increase of 309 million euros (+5.7%) compared to the same period in 2016; this dynamic confirms the recovery trend already underway in the previous year.

In particular:

•	Mobile revenues totalled 2,836 million euros, higher than in the first nine months of 2016 (+126 million euros, +4.7%), in particular, there was an increase of 80 million euros in the service component (+3.3% compared to the same period in 2016). The improvement trend already observed in the preceding quarters was therefore confirmed (+6.0% in Q3 2017, +4.1% in Q2 2017, +3.9% in Q1 2016) due to the progressive stabilisation and following improvement of market share and the constant growth in mobile internet and digital services, which supported ARPU levels;

•	fixed sector revenues totalled 2,851 million euros, with a 191 million euro increase compared to the first nine months of 2016 (+7.2%), with the recovery trend already seen at the end of the last financial year continuing (+6.8% in Q3, +11.2% in Q2, +3.5% in Q1), thanks to containment of line losses, the growing Broadband and Super-Fast Broadband customer base (which offsets the loss of voice only accesses), the growth in ARPU levels and the good performance of connected device sales.

•	Business: the revenues of the Business segment totalled 3,398 million euros, an increase of 102 million euros compared to the first nine months of 2016 (+3.1%).

In detail:

•	Mobile sector revenues performed in line with the first nine months of 2016 (-0.4%); in particular, the ongoing contraction in traditional mobile services (-9.4% compared to the same period of 2016, primarily in the voice component), determined by customers (both private and government customers) moving to offers with lower ARPU levels, is entirely offset by the positive performance of the new digital services (+11.4% compared to the same period of the previous year);

•	Fixed revenues rose by 103 million euros (+4.2% compared with the first nine months of 2016) thanks to the constant growth in ICT service revenues (+9.1%) which more than compensated for the fall in prices and revenues on traditional services, and the effects of the technological shift to VoIP systems.

•	Wholesale: the Wholesale segment posted revenues of 1,258 million euros for the first nine months of 2017, lower than the corresponding period of 2016 (-112 million euros, -8.2%). This performance is due to the absence of one-off events relating to the sale of infrastructure (cable ducts and dark fibre/Backbone) to other operators which had a positive impact on the figures for Q3 2016, and to the end of the roaming contract with H3G. The reduction in regulated prices of 47 million euros, is more than offset by the growth in the NGN sector above all (+55 million euros).

•	International Wholesale – Telecom Italia Sparkle Group Revenues

The revenues of the Telecom Italia Sparkle Group - International Wholesale in the first nine months of 2017 amounted to 995 million euros, substantially in line with those recorded in the same period of 2016 (-8 million euros, -0.8%). This result is due to a fall in revenues for IP/Data services (-28 million euros, -12.2%), ascribable primarily to the contraction in revenues from the Mediterranean basin due to the expiry of old multiyear contracts, offset by growth in revenues for Voice services (+18 million euros, +2.5%).

***

The EBITDA of the Domestic Business Unit in the first nine months of 2017 totalled 5,055 million euros, a 60 million euro increase compared to the same period of 2016 (+1.2%), with an EBITDA margin of 44.7%, (-0.6 percentage points compared to the same period of the previous year). The first nine months of 2017 reflected the negative impact of non-recurring charges totalling 221 million euros (139 million euros in the same period of the previous year) relating to company reorganisation/restructuring processes, commercial disputes and settlements.

Without these charges, the organic change in EBITDA would have been +2.8%, with a margin of 46.6%, an increase of 0.1 percentage points on the same period of 2016.

The EBIT of the Domestic Business Unit in the first nine months of 2017 was 2,507 million euros (2,575 million euros in the corresponding period of 2016), a decrease of 68 million euros (-2.6%), accounting for 22.2% of revenues (23.3% in the first nine months of 2016).

The first nine months of 2017 suffered the negative impact of non-recurring charges totalling 251 million euros (139 million euros in the same period of the previous year) relating to company reorganisation/restructuring processes, commercial disputes and settlements, and to the impairment of intangible assets.

Excluding these charges, the organic change in EBIT would have been positive and equal to +1.6%, accounting for 24.4% of revenues.

The headcount, of 50,488 employees, fell by 792 units compared to 31 December 2016.

BRAZIL (average real/euro exchange rate 3.53378)

The revenues of the TIM Brasil group in the first nine months of 2017 totalled 11,977 million reais, up by 403 million reais (+3.5%) compared to the same period of the previous year. Revenues from services reached 11,399 million reais, with an increase of 521 million reais compared to 10,878 million reais in the first nine months of 2016 (+4.8%).

Revenues from product sales totalled 578 million reais, (696 million reais in the first nine months of 2016; -17.0%). The reduction reflects the change in commercial policy, focussed more on the value than on the increase in volume of sales.

The third quarter of 2017 shows a positive performance compared to the same period of 2016, in terms of total revenues (+4.6%) and revenues from services (+5.9%).

Mobile ARPU in the first nine months of 2017 was 19.6 reais, compared to 17.6 reais in the same period of the previous year (+11.4%).

The total number of lines as of 30 September 2017 was 59,390 thousand, which correspond to a market share of 24.6% as of September 2017 (26.0% as of 31 December 2016).

EBITDA of 4,136 million reais was 570 million reais higher than the first nine months of 2016 (+16.0%). The growth in EBITDA is attributable both to the positive revenue trend and to the benefits derived from the efficiency projects on the structure of operational costs which started in the second half of 2016, with an improving trend in the third quarter of 2017 (+19.1% compared to +15.8% in Q2 2017, +12.6% in Q1 2017 and +5.8% in Q4 2016).

The EBITDA margin was 34.5%, up 3.7 percentage points on the first nine months of 2016.

It should be noted that personnel costs for the first nine months of 2016 also included non-recurring charges for redundancy costs totalling 56 million reais.

EBIT totalled 1,202 million reais, an improvement of 370 million reais more (+44.5%) on the first nine months of 2016 (832 million reais). This result benefits from the greater contribution of the EBITDA (+570 million reais) offset by higher depreciation (+169 million reais) due to the development of the industrial infrastructure and the lower impact of net capital gains on asset sales (-31 million reais), principally related to the operation of telecommunications towers.

The headcount stood at 9,393 employees (9,849 as of 31 December 2016).

***

EVENTS SUBSEQUENT TO 30 SEPTEMBER 2017

Bond Issue

See the Press Release on the same subject issued on 5 October 2017.

Notification of the “Golden Power” measure received

See the Press Release on the same subject issued on 16 October 2017.

Measure with which the Presidency of the Council of Ministers will exercise the special powers laid down in article 2 of the Golden Power Decree Law

See the Press Release on the same subject issued on 2 November 2017.

OUTLOOK FOR THE 2017 FINANCIAL YEAR

As envisaged in the 2017-2019 Plan, TIM will continue its transformation process. This is characterised by strong financial discipline to support development, aimed at both creating more room for investments in new networks and platforms (Fibre and mobile UltraBroadband, Cloud), eliminating less strategically important cash costs, and at maximising the return on investments. The aim is to ensure structural growth in turnover and EBITDA and affirm TIM as the reference point of the market in terms of technological leadership, network quality and Fixed and Mobile service excellence.

The distinguishing elements of this approach are innovation, convergence, exclusive content and being close to our customers.

In the Domestic Fixed segment, TIM expects to further reduce the contraction in customer numbers - with line losses zeroed by the end of 2018 - thanks to the acceleration in the availability and consequent adoption of fibre. The commercial strategy will also play a key role, aimed at retaining and developing customers through, for example, the supply of devices for the Smart Home connected to the domestic network which can be paid for directly in the phone bill.

In the Domestic Mobile segment, in a competitive context that will be increasingly polarised and segmented, TIM will leverage the capillary nature of the 4G network (which it is expected will cover more than 99% of the population in 2019) and on the availability of converging services and quality content - particularly in the high-end market, which is characterised by ever increasing data consumption. The second “no-frills” brand, Kena, (launched in April) will enable the company to compete in the more price-sensitive segments.

Moreover, it is important to highlight certain changes, particular in the context of the market, with the launch of procedures by the Competition Authority relating to the development of ultrabroadband and optic fibre networks, as well as the review of business strategies in the content component. These risk elements could have an impact, for example, on ultrabroadband development plans and the multimedia market evolution model.

Finally, operations will be characterised by maximum selectivity and prioritisation in investment choices and by actions to recover efficiency through structural cost optimisation programmes.

Organisational and process-related transformation and simplification - combined with commercial developments and the expected growth in turnover - particularly in light of the expected performance of the domestic market, the impacts of the new roaming charges model and certain one-off business dynamics relating to the second half of 2016, which mean that comparisons with the second half of 2017 are not perfectly uniform - allow the management to confirm, in organic terms, the guidance already given for the whole of 2017 and for the period of the Plan (organic growth in EBITDA (low single digit) and generation of cash flow required to reduce the adjusted net financial debt and reported EBITDA ratio, which is expected to be below 2.7x in 2018).

In Brazil the Plan is to continue with the relaunch of TIM Brasil, repositioning the subsidiary based on the quality of its networks and offer, to allow the company to confirm its leadership in pre-paid segment and compete successfully in the post-paid segment. The cost cutting plan launched in 2016 is also confirmed and has been strengthened, to allow the company to achieve solid profitability and cash generation. In particular, there will be a further boost to the creation of UBB mobile infrastructure – by the end of the Plan, 95% of the population will have access to 4G with coverage in approximately 3,600 towns and cities - and to the development of convergent offers thanks in part to agreements with the main producers of premium content.

***

The manager in charge of preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, art.154 bis of Italy’s Consolidated Law on Finance, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the TIM Group. Such measures, which are presented in the financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by TIM as a financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations

+	Finance expenses

-	Finance income

+/-	Other expenses (income) from investments

+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method

EBIT - Operating profit (loss)

+/-	Impairment losses (reversals) on non-current assets

+/-	Losses (gains) on disposals of non-current assets

+	Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

TIM believes that the presentation of the organic change in Revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level); this method of presenting information is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting or reported” data and the “organic” ones.

•	EBITDA margin and EBIT margin: TIM believes that these margins represent useful indicators of the Group’s ability, as a whole and at the Business Unit level, to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted, respectively, into EBITDA and EBIT. Such indicators are used by TIM in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the reporting period with those of the previous periods.

•	Net Financial Debt: TIM believes that the Net Financial Debt represents an accurate indicator of the Group’s ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

In this press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in Net Financial Debt, in addition to the usual measure (named “Net financial debt carrying amount”) is also shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities

+	Current financial liabilities

+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale

A)	Gross Financial Debt

+	Non-current financial assets

+	Current financial assets

+	Financial assets included in Discontinued operations/Non-current assets held for sale

B)	Financial Assets

C=(A - B)	Net Financial Debt carrying amount

D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets

E=(C + D)	Adjusted Net Financial Debt

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the TIM Group, herewith presented, are the same as those included the Interim Management Report of the Interim Report at September 30, 2017 and are unaudited. Such statements, as well as the Consolidated Net Financial Debt, are however consistent with those included in the TIM Group Condensed Consolidated Financial Statements at September 30, 2017.

The accounting policies and consolidation principles adopted in the preparation of the Condensed Consolidated Financial Statements at September 30, 2017 have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2016, to which reference can be made.

Furthermore, please note that the Condensed Consolidated Financial Statements at September 30, 2017 are unaudited.

TIM GROUP - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	3rd Quarter	3rd Quarter	9 months to	9 months to	Change (a-b)
	2017	2016	9/30/2017 (a)	9/30/2016 (b)	amount	%
Revenues	4,907	4,843	14,679	13,939	740	5.3
Other income	99	58	316	165	151	91.5

Total operating revenues and other income	5,006	4,901	14,995	14,104	891	6.3

Acquisition of goods and services	(2,045)	(1,927)	(6,181)	(5,710)	(471)	(8.2)
Employee benefits expenses	(673)	(752)	(2,203)	(2,303)	100	4.3
Other operating expenses	(357)	(256)	(933)	(757)	(176)	(23.2)
Change in inventories	24	32	74	65	9	13.8
Internally generated assets	144	154	461	479	(18)	(3.8)
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2,099	2,152	6,213	5,878	335	5.7
Depreciation and amortization	(1,109)	(1,069)	(3,358)	(3,116)	(242)	(7.8)
Gains (losses) on disposals of non-current assets	3	1	9	14	(5)	(35.7)
Impairment reversals (losses) on non-current assets	(30)	(3)	(30)	(8)	(22)	—
Operating profit (loss) (EBIT)	963	1,081	2,834	2,768	66	2.4
Share of profits (losses) of associates and joint ventures accounted for using the equity method	—	—	(1)	(2)	1	50.0
Other income (expenses) from investments	1	(1)	(18)	6	(24)	—
Finance income	386	309	1,496	2,321	(825)	(35.5)
Finance expenses	(772)	(674)	(2,622)	(2,831)	209	7.4
Profit (loss) before tax from continuing operations	578	715	1,689	2,262	(573)	(25.3)
Income tax expense	(102)	(210)	(559)	(699)	140	20.0
Profit (loss) from continuing operations	476	505	1,130	1,563	(433)	(27.7)
Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—	47	(47)	—
Profit (loss) for the period	476	505	1,130	1,610	(480)	(29.8)
Attributable to:
Owners of the Parent	437	477	1,033	1,495	(462)	(30.9)
Non-controlling interests	39	28	97	115	(18)	(15.7)

TIM GROUP - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and all non-owner changes in equity.

(millions of euros)			3rd Quarter 2017	3rd Quarter 2016	9 months to 9/30/2017	9 months to 9/30/2016
Profit (loss) for the period	(a	)	476	505	1,130	1,610
Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)			—	—	33	(118)
Income tax effect			—	—	(8)	32
	(b	)	—	—	25	(86)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—	—	—
Income tax effect			—	—	—	—
	(c	)	—	—	—	—
Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(d=b+c	)	—	—	25	(86)
Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			21	11	55	87
Loss (profit) transferred to Separate Consolidated Income Statement			(18)	(2)	(55)	(71)
Income tax effect			—	—	2	(4)
	(e	)	3	9	2	12
Hedging instruments:
Profit (loss) from fair value adjustments			(298)	(231)	(629)	(558)
Loss (profit) transferred to Separate Consolidated Income Statement			194	67	691	312
Income tax effect			26	43	(17)	41
	(f	)	(78)	(121)	45	(205)
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			40	(87)	(511)	531
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement			—	—	19	304
Income tax effect			—	—	—	—
	(g	)	40	(87)	(492)	835
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—	—	—
Loss (profit) transferred to Separate Consolidated Income Statement			—	—	—	—
Income tax effect			—	—	—	—
	(h	)	—	—	—	—
Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(i=e+f+g+h	)	(35)	(199)	(445)	642
Total other components of the Consolidated Statement of Comprehensive Income	(k=d+i	)	(35)	(199)	(420)	556
Total comprehensive income (loss) for the period	(a+k	)	441	306	710	2,166
Attributable to:
Owners of the Parent			388	304	755	2,030
Non-controlling interests			53	2	(45)	136

TIM GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)			9/30/2017	12/31/2016	Change
			(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill			29,520	29,612	(92)
Intangible assets with a finite useful life			7,123	6,951	172
			36,643	36,563	80
Tangible assets
Property, plant and equipment owned			13,897	13,947	(50)
Assets held under finance leases			2,369	2,413	(44)
			16,266	16,360	(94)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			17	18	(1)
Other investments			49	46	3
Non-current financial assets			1,916	2,698	(782)
Miscellaneous receivables and other non-current assets			2,418	2,222	196
Deferred tax assets			705	877	(172)
			5,105	5,861	(756)
Total Non-current assets	(a	)	58,014	58,784	(770)
Current assets
Inventories			333	270	63
Trade and miscellaneous receivables and other current assets			5,472	5,426	46
Current income tax receivables			52	94	(42)
Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,506	1,908	(402)
Cash and cash equivalents			2,519	3,964	(1,445)
			4,025	5,872	(1,847)
Current assets sub-total			9,882	11,662	(1,780)
Discontinued operations /Non-current assets held for sale			—	—	—
Total Current assets	(b	)	9,882	11,662	(1,780)
Total Assets	(a+b	)	67,896	70,446	(2,550)

(millions of euros)			9/30/2017	12/31/2016	Change
			(a)	(b)	(a-b)
Equity and Liabilities
Equity
Equity attributable to owners of the Parent			21,781	21,207	574
Non-controlling interests			2,278	2,346	(68)
Total Equity	(c	)	24,059	23,553	506
Non-current liabilities
Non-current financial liabilities			28,592	30,469	(1,877)
Employee benefits			1,317	1,355	(38)
Deferred tax liabilities			313	293	20
Provisions			833	830	3
Miscellaneous payables and other non-current liabilities			1,600	1,607	(7)
Total Non-current liabilities	(d	)	32,655	34,554	(1,899)
Current liabilities
Current financial liabilities			4,307	4,056	251
Trade and miscellaneous payables and other current liabilities			6,727	7,646	(919)
Current income tax payables			148	637	(489)
Current liabilities sub-total			11,182	12,339	(1,157)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—	—
Total Current Liabilities	(e	)	11,182	12,339	(1,157)
Total Liabilities	(f=d+e	)	43,837	46,893	(3,056)
Total Equity and liabilities	(c+f	)	67,896	70,446	(2,550)

TIM GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)			9 months to 9/30/2017	9 months to 9/30/2016
Cash flows from operating activities:
Profit (loss) from continuing operations			1,130	1,563
Adjustments for:
Depreciation and amortization			3,358	3,116
Impairment losses (reversals) on non-current assets (including investments)			40	9
Net change in deferred tax assets and liabilities			178	459
Losses (gains) realized on disposals of non-current assets (including investments)			(10)	(15)
Share of losses (profits) of associates and joint ventures accounted for using the equity method			1	2
Change in provisions for employee benefits			(34)	12
Change in inventories			(64)	(71)
Change in trade receivables and net amounts due from customers on construction contracts			9	(31)
Change in trade payables			(829)	(65)
Net change in current income tax receivables/payables			(445)	85
Net change in miscellaneous receivables/payables and other assets/liabilities			(85)	(774)
Cash flows from (used in) operating activities	(a	)	3,249	4,290
Cash flows from investing activities:
Purchase of intangible assets			(1,635)	(1,125)
Purchase of tangible assets			(2,291)	(2,160)
Total purchase of intangible and tangible assets on an accrual basis			(3,926)	(3,285)
Change in amounts due for purchases of intangible and tangible assets			(125)	(180)
Total purchase of intangible and tangible assets on a cash basis			(4,051)	(3,465)
Acquisition of control of companies or other businesses, net of cash acquired			—	(6)
Acquisitions/disposals of other investments			(1)	(5)
Change in financial receivables and other financial assets			1,159	(96)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			—	492
Proceeds from sale/repayments of intangible, tangible and other non-current assets			26	33
Cash flows from (used in) investing activities	(b	)	(2,867)	(3,047)
Cash flows from financing activities:
Change in current financial liabilities and other			(895)	(140)
Proceeds from non-current financial liabilities (including current portion)			1,365	3,313
Repayments of non-current financial liabilities (including current portion)			(2,072)	(3,267)
Share capital proceeds/reimbursements (including subsidiaries)			16	—
Dividends paid			(219)	(227)
Cash flows from (used in) financing activities	(c	)	(1,805)	(321)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	—	(45)
Aggregate cash flows	(e=a+b+c+d	)	(1,423)	877
Net cash and cash equivalents at beginning of the period	(f	)	3,952	3,216
Net foreign exchange differences on net cash and cash equivalents	(g	)	(99)	182
Net cash and cash equivalents at end of the period	(h=e+f+g	)	2,430	4,275

Additional Cash Flow information

(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016
Income taxes (paid) received	(804)	(117)
Interest expense paid	(1,514)	(1,701)
Interest income received	534	624
Dividends received	—	7

Analysis of Net Cash and Cash Equivalents

(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,964	3,559
Bank overdrafts repayable on demand – from continuing operations	(12)	(441)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	98
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,952	3,216

Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	2,519	4,275
Bank overdrafts repayable on demand – from continuing operations	(89)	—
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	2,430	4,275

TIM GROUP - NET FINANCIAL DEBT

(millions of euros)	9/30/2017 (a)	12/31/2016 (b)	Change (a-b)
Non-current financial liabilities
Bonds	19,417	20,369	(952)
Amounts due to banks, other financial payables and liabilities	6,831	7,656	(825)
Finance lease liabilities	2,344	2,444	(100)

	28,592	30,469	(1,877)

Current financial liabilities (*)
Bonds	2,525	2,595	(70)
Amounts due to banks, other financial payables and liabilities	1,587	1,269	318
Finance lease liabilities	195	192	3

	4,307	4,056	251

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	—
Total gross financial debt	32,899	34,525	(1,626)
Non-current financial assets
Securities other than investments	—	(1)	1
Financial receivables and other non-current financial assets	(1,916)	(2,697)	781

	(1,916)	(2,698)	782

Current financial assets
Securities other than investments	(1,043)	(1,519)	476
Financial receivables and other current financial assets	(463)	(389)	(74)
Cash and cash equivalents	(2,519)	(3,964)	1,445

	(4,025)	(5,872)	1,847

Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—	—
Total financial assets	(5,941)	(8,570)	2,629
Net financial debt carrying amount	26,958	25,955	1,003
Reversal of fair value measurement of derivatives and related financial liabilities/assets	(730)	(836)	106
Adjusted Net Financial Debt	26,228	25,119	1,109
Breakdown as follows:
Total adjusted gross financial debt	31,173	32,574	(1,401)
Total adjusted financial assets	(4,945)	(7,455)	2,510
(*) of which current portion of medium/long-term debt:
Bonds	2,525	2,595	(70)
Amounts due to banks, other financial payables and liabilities	913	670	243
Finance lease liabilities	195	192	3

TIM GROUP - OPERATING FREE CASH FLOW

(millions of euros)	9 months to 9/30/2017	9 months to 9/30/2016	Change
EBITDA	6,213	5,878	335
Capital expenditures on an accrual basis	(3,881)	(3,107)	(774)
Change in net operating working capital:	(1,427)	(830)	(597)
Change in inventories	(64)	(71)	7
Change in trade receivables and net amounts due from customers on construction contracts	9	(31)	40
Change in trade payables (*)	(998)	(425)	(573)
Other changes in operating receivables/payables	(374)	(303)	(71)
Change in provisions for employee benefits	(34)	12	(46)
Change in operating provisions and Other changes	127	(45)	172
Net operating free cash flow	998	1,908	(910)
% of Revenues	6.8	13.7	(6.9) pp

(*)	Includes the change in trade payables for amounts due to fixed assets suppliers.

TIM GROUP — INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	3rd Quarter 2017	3rd Quarter 2016	9 months to 9/30/2017	9 months to 9/30/2016	Change
	(a)	(b)	(c)	(d)	(a/b)		(c/d)		organic (c/d)
Revenues	3,818	3,789	11,312	11,036	0.8		2.5		2.5
EBITDA	1,694	1,811	5,055	4,995	(6.5)		1.2		1.2
EBITDA margin	44.4	47.8	44.7	45.3	(3.4	)pp	(0.6	)pp	(0.6	)pp
EBIT	822	994	2,507	2,575	(17.3)		(2.6)		(2.6)
EBIT margin	21.5	26.2	22.2	23.3	(4.7	)pp	(1.1	)pp	(1.1	)pp
Headcount at period–end (number)			50,488	(1) 51,280			(1.5)

•	Headcount at December 31, 2016.

Core Domestic

(millions of euros)	3rd Quarter 2017	3rd Quarter 2016	9 months to 9/30/2017	9 months to 9/30/2016	Change
	(a)	(b)	(c)	(d)	(a/b)		(c/d)
Revenues	3,535	3,503	10,500	10,239	0.9		2.5
Consumer	1,946	1,832	5,713	5,404	6.2		5.7
Business	1,118	1,096	3,398	3,296	2.0		3.1
Wholesale	424	507	1,258	1,370	(16.4)		(8.2)
Other	47	68	131	169	(30.9)		(22.5)
EBITDA	1,662	1,766	4,940	4,859	(5.9)		1.7
EBITDA margin	47.0	50.4	47.0	47.5	(3.4	)pp	(0.5	)pp
EBIT	813	975	2,470	2,515	(16.6)		(1.8)
EBIT margin	23.0	27.8	23.5	24.6	(4.8	)pp	(1.1	)pp
Headcount at period-end (number)(*)			49,725	(1) 50,527			(1.6)

•	Headcount at December 31, 2016.

(*)	Includes employee with temp work contracts: 0 employee at 9/30/2017 (1 employee at 12/31/2016).

International Wholesale – Telecom Italia Sparkle group

(millions of euros)	3rd Quarter 2017	3rd Quarter 2016	9 months to 9/30/2017	9 months to 9/30/2016	Change
	(a)	(b)	(c)	(d)	(a/b)		(c/d)		organic (c/d)
Revenues	349	354	995	1,003	(1.4)		(0.8)		(0.9)
of which third parties	296	300	845	839	(1.3)		0.7		0.6
EBITDA	35	48	124	145	(27.1)		(14.5)		(14.5)
EBITDA margin	10.0	13.6	12.5	14.5	(3.6	)pp	(2.0	)pp	(1.9	)pp
EBIT	8	19	37	60	(57.9)		(38.3)		(38.3)
EBIT margin	2.3	5.4	3.7	6.0	(3.1	) pp	(2.3	)pp	(2.3	)pp
Headcount at period-end (number) (*)			763	(1) 753			1.3

•	Headcount at December 31, 2016.

(*)	Includes employees with temp work contracts: 0 employees at 9/30/2017 (3 employees at 12/31/2016).

***

BRAZIL

		(millions of euros)			(millions of Brazilian reais)
	3rd Quarter 2017	3rd Quarter 2016	9 months to 9/30/2017	9 months to 9/30/2016	3rd Quarter 2017	3rd Quarter 2016	9 months to 9/30/2017	9 months to 9/30/2016	Change%
					(a)	(b)	(c)	(d)	(a/b)		c/d)
Revenues	1,096	1,064	3,389	2,922	4,083	3,900	11,977	11,574	4.7		3.5
EBITDA	408	344	1,170	900	1,512	1,270	4,136	3,566	19.1		16.0
EBITDA margin	37.0	32.6	34.5	30.8	37.0	32.6	34.5	30.8	4.4	pp	3.7	pp
EBIT	146	89	340	210	533	334	1,202	832	59.6		44.5
EBIT margin	13.1	8.6	10.0	7.2	13,1	8.6	10.0	7.2	4.5	pp	2.8	pp
Headcount at period-end (number)							9,393	(1) 9,849			(4.6)

•	Headcount at December 31, 2016.

TIM GROUP - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

(millions of euros)	9 months to	9 months to	Change
	9/30/2017	9/30/2016	amount	%
REPORTED REVENUES	14,679	13,939	740	5.3
Foreign currency financial statements translation effect		354	(354)
Changes in the scope of consolidation		—	—

ORGANIC REVENUES	14,679	14,293	386	2.7

EBITDA – reconciliation of organic data

(millions of euros)	9 months to	9 months to	Change
	9/30/2017	9/30/2016	amount	%
REPORTED EBITDA	6,213	5,878	335	5.7
Foreign currency financial statements translation effect		109	(109)
Changes in the scope of consolidation		—	—
ORGANIC EBITDA	6,213	5,987	226	3.8
of which Non-recurring Income/(Expenses)	(222)	(153)	(69)
Foreign currency translation effect on Non-recurring Income/(Expenses)		(2)	2

ORGANIC EBITDA, excluding Non-recurring items	6,435	6,142	293	4.8

EBIT – reconciliation of organic data

(millions of euros)	9 months to	9 months to	Change
	9/30/2017	9/30/2016	amount	%
REPORTED EBIT	2,834	2,768	66	2.4
Foreign currency financial statements translation effect		25	(25)
Changes in the scope of consolidation		—	—
ORGANIC EBIT	2,834	2,793	41	1.5
of which Non-recurring Income/(Expenses)	(252)	(144)	(108)
Foreign currency translation effect on Non-recurring Income/(Expenses)		—	—

ORGANIC EBIT, excluding Non-recurring items	3,086	2,937	149	5.1

DOMESTIC - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

(millions of euros)	9 months to	9 months to	Change
	9/30/2017	9/30/2016	amount	%
REPORTED EBITDA	5,055	4,995	60	1.2
Foreign currency financial statements translation effect		—	—
Changes in the scope of consolidation		—	—
ORGANIC EBITDA	5,055	4,995	60	1.2
of which Non-recurring Income/(Expenses)	(221)	(139)	(82)

ORGANIC EBITDA, excluding Non-recurring items	5,276	5,134	142	2.8

EBIT – reconciliation of organic data

(millions of euros)	9 months to	9 months to	Change
	9/30/2017	9/30/2016	amount	%
REPORTED EBIT	2,507	2,575	(68)	(2.6)
Foreign currency financial statements translation effect		—	—
Changes in the scope of consolidation		—	—
ORGANIC EBIT	2,507	2,575	(68)	(2.6)
of which Non-recurring Income/(Expenses)	(251)	(139)	(112)

ORGANIC EBIT, excluding Non-recurring items	2,758	2,714	44	1.6

TIM GROUP — DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facilities and term loans

In the table below are shown the composition and the drawdown of the committed credit lines available as of September 30, 2017:

(billions of euros)	09/30/2017		12/31/2016
	Committed	Utilized	Committed	Utilized
Revolving Credit Facility – due May 2019	4.0	—	4.0	—
Revolving Credit Facility – due March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

TIM has two syndicated Revolving Credit Facilities for the amounts of 4 billion euros and 3 billion euros maturing, respectively, on May 24, 2019 and on March 25, 2020, both not utilized.

Furthermore, TIM has:

•	a bilateral Term Loan with UBI Banca (former Banca Regionale Europea) for the amount of 200 million euros expiring in July 2019, drawn down for the full amount;

•	two bilateral Term Loans with Mediobanca respectively for the amount of 200 million euros expiring in November 2019 and for the amount of 75 million euros expiring in July 2020, drawn down for the full amounts;

•	a bilateral Term Loan with ICBC for the amount of 120 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan with Intesa Sanpaolo for the amount of 200 million euros expiring in August 2021, drawn down for the full amount;

•	a hot money loan with Banca Popolare Emilia Romagna for the amount of 250 million euros expiring in February 2018, drawn down for the full amount.

Bonds

The following tables show the evolution of the bonds during the first nine months of 2017:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 1,000 million euros 2.500% due 7/19/2023	Euro	1,000	1/19/2017

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 545 million euros 7.000% (1)	Euro	545	1/20/2017
Telecom Italia S.p.A. 628 million euros 4.500% (2)	Euro	628	9/20/2017

•	Net of 455 million euros repurchased by TIM S.p.A. during 2015.

•	Net of 372 million euros repurchased by TIM S.p.A. during 2015.

With respect to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at September 30, 2017, the amount was 203 million euros (nominal amount) and increased by 2 million euros compared to December 31, 2016 (201 million euros).

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of September 30, 2017 issued by TIM S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by TIM S.p.A.) totals 3,431 million euros with the following detail:

•	851 million euros (equivalent to 750 GBP million), due December 15, 2017;

•	593 million euros, due May 25, 2018;

•	573 million euros (equivalent to 677 USD million), due June 4, 2018;

•	582 million euros, due December 14, 2018;

•	832 million euros, due January 29, 2019.

The bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would involve the early automatic redemption of the bonds in relation to events other than the insolvency of the TIM Group(1). Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets, including, for example, commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to the loans received by TIM S.p.A. from the European Investment Bank (“EIB”), as at September 30, 2017, the total nominal amount of outstanding loans amounted to 1,950 million euros, of which 800 million euros at direct risk and 1,150 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros need to apply the following covenant:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the advance repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	in the loan of 500 million euros signed on December 14, 2015 TIM enter into a contractual agreement according to which, for all the duration of the loan, the total financial indebtedness of the companies of the Group different from TIM S.p.A., and except in case that indebtedness is entirely and irrevocably guaranteed by TIM S.p.A., will be less than the 35% (thirty-five per cent) of the Group total financial indebtedness.

EIB loans secured by bank or approved parties guarantees for a total nominal amount of 1,150 million euros and the loans at direct risk, respectively, of 300 million euros signed on July 30, 2014 and 500 million euros signed on December 14, 2015, need to apply the following covenants:

•	“Inclusion clause”, provided on loans for a total amount of 1,650 million euros, according to which in the event TIM commits to keep in other loan contracts financial covenants (and in the loans at direct risk signed in 2014 and 2015, also more stringent clauses, for example, cross default and restrictions of the sale of goods) which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request, at its fair opinion, in case those variations shall have negative consequences on TIM financial capacity, the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB;

•	“Network Event”, clause provided on loans for a total amount of 1,350 million euros, according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, TIM shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

(1)	The case of change in control would involve the repayment in advance of the convertible bond of TIM S.p.A., the EIB loans and the bilateral Term Loan with Mediobanca, as better described hereafter.

TIM S.p.A. loan contracts do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan contracts contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan contracts and in the Bonds, TIM must provide communication in case of change in control. Identification elements to prove that event of change in control and the applicable consequences – among which, at the investors’ discretion, the possible constitution of guarantees or the repayment in advance of the issued amount by cash or shares and the cancellation of the commitment in absence of a different agreement – are precisely disciplined in each contract.

Furthermore, the outstanding loans contain a general commitment by TIM, whose breach is an event of default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such event of default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the cancellation of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

We finally underline that, as of September 30, 2017, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TIM GROUP—EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	9 months to	9 months to
	2017	2016
Acquisition of goods and services:
Sundry expenses	(4)	—
Employee benefits expenses:
Expenses related to restructuring and rationalization	(19)	(128)
Other operating expenses:
Sundry expenses and other provisions	(199)	(25)
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(222)	(153)
Gains (losses) on disposals of non-current assets:
Gain on disposals of non-current assets	—	9
Impairment reversals (losses) on non-current assets:
Write-down of intangible assets	(30)	—
Impact on EBIT - Operating profit (loss)	(252)	(144)
Finance expenses:
Interest expenses and other finance expenses	(19)	(18)
Impact on profit (loss) before tax from continuing operations	(271)	(162)
Income taxes on non-recurring items	75	48
Provision for tax risks Sparkle case	(37)	—
Discontinued operations – Effect of the disposal of the Sofora – Telecom Argentina group	—	(12)
Impact on profit (loss) for the period	(233)	(126)

ORGANIC LIKE FOR LIKE PERFORMANCES

Herewith some detailed information on the management trend of each one of the 2017 Quarters, compared with those of 2016. Please note that in this Release, certain Organic “like for like” reconstructions are supplied, which are purely operative in nature and aim to allow for a better explanation of the business performance in the current period, sterilising effects of non-linear or non-recurrent expression in the current or comparative period. This information should not be considered as given in lieu of the economic-financial information of which a reclassification is supplied, is not subject to auditing and is produced for explanatory purposes only. Such above-mentioned items exclusively pertain to the Domestic market.

TIM GROUP

(millions of euros)	I Quarter		II Quarter		Ill Quarter
Total Revenues	2017	2016	2017	2016	2017	2016
REPORTED	+8.5%	-12.1%	+6.4%	-7.7%	+1.3%	+1.4%
ORGANIC excluding non recurring component	+2.6%	-5.6%	+3.7	-4.3%	+1.8%	-1.2%
ORGANIC LIKE for LIKE	+1.3%	-5.6%	+3.0%	-4.8%	+3.9%	-3.8%

Service Revenues
REPORTED	+6.4%	-10.4%	+4.4%	-6.1%	+1.6%	+0.9%
ORGANIC excluding non recurring component	+0.6%	-4.2%	+1.8%	-2.7%	+2.0%	-1.3%
ORGANIC LIKE for LIKE	+0.6%	-4.2%	+2.4%	-3.3%	+3.1%	-1.9%

Ebitda
REPORTED	+16.2%	-15.8%	+5.5%	+25.4%	-2.5%	+8.5%
ORGANIC excluding non recurring component	+8.1%	-7.5%	+6.1%	+4.0%	+0.7%	+6.6%
ORGANIC LIKE for LIKE	+5.0%	-7.4%	+7.3%	-1.3%	+6.5%	+0.9%

“Like for Like performance” calculation

	CONSOLIDATE REVENUES
	2016			2017			Change % YoY
(millions of euros)	1Q’16	2Q’16	3Q’16	1Q’17	2Q’17	3Q’17	1Q	2Q	3Q
1. REPORTED	4,440	4,656	4,843	4,819	4,953	4,907	+8.5%	+6.4%	+1.3%
Foreign currency financial statement translation effect	258	119	-23
2. ORGANIC excluding non recurring component	4,698	4,775	4,820	4,819	4,953	4,907	+2.6%	+3.7%	+1.8%
- Non Linear Items	0	26	128	61	63	31
3. ORGANIC LIKE for LIKE	4,698	4,749	4,692	4,758	4,890	4,876	+1.3%	+3.0%	+3.9%

	CONSOLIDATED EBITDA
	2016			2017			Change % YoY
(millions of euros)	1Q’16	2Q’16	3Q’16	1Q’17	2Q’17	3Q’17	1Q	2Q	3Q
1. REPORTED	1,712	2,014	2,152	1,990	2,124	2,099	+16.2%	+5.5%	-2.5%
Foreign currency financial statement translation effect and non recurring items	151	55	58	24	71	127
2. ORGANIC excluding non recurring component	1,863	2,069	2,210	2,014	2,195	2,226	+8.1%	+6.1%	+0.7%
- Non Linear Items	0	108	124	58	91	5
3. ORGANIC LIKE for LIKE	1,863	1,961	2,086	1,956	2,104	2,221	+5.0%	+7.3%	+6.5%

DOMESTIC

(millions of euros)	I Quarter		II Quarter		III Quarter
Total Revenues	2017	2016	2017	2016	2017	2016
REPORTED	+2.8%	-2.3%	+4.0%	-1.2%	+0.8%	+1.0%
ORGANIC excluding non recurring component	+2.7%	-2.3%	+3.9%	-1.1%	+0.9%	+1.0%
ORGANIC LIKE for LIKE	+1.0%	-2.3%	+3.0%	-1.8%	+3.6%	-2.5%

Service Revenues
REPORTED	-0.3%	-2.4%	+0.9%	-1.1%	+0.7%	-0.4%
ORGANIC excluding non recurring component	-0.4%	-2.5%	+0.8%	-1.0%	+0.8%	-0.4%
ORGANIC LIKE for LIKE	-0.4%	-2.5%	1.6%	-1.7%	+2.2%	-1.3%

Ebitda
REPORTED	+11.0%	-9.3%	+1.0%	+39.4%	-6.5%	+7.9%
ORGANIC excluding non recurring component	+7.6%	-5.2%	+4.1%	+6.9%	-2.4%	+7.8%
ORGANIC LIKE for LIKE	+3.8%	-5.1%	+5.4%	+0.6%	+4.3%	+0.8%

“Like for Like performance” calculation

	DOMESTIC REVENUES
	2016			2017			Change % YoY
(millions of euros)	1Q’16	2Q’16	3Q’16	1Q’17	2Q’17	3Q’17	1Q	2Q	3Q
1 . REPORTED	3,548	3,699	3,789	3,647	3,847	3,818	+2.8%	+4.0%	+0.8%
Foreign currency financial statement translation effect	3	2	-4
2 . ORGANIC excluding non recurring component	3,551	3,701	3,785	3,647	3,847	3,818	+2.7%	+3.9%	+0.9%
- Non Linear Items	0	26	128	61	63	31
3. ORGANIC LIKE for LIKE	3,551	3,675	3,657	3,586	3,784	3,787	+1.0%	+3.0%	+3.6%

	DOMESTIC SERVICES REVENUES
	2016			2017			Change % YoY
(millions or euros)	1Q’16	2Q’16	3Q’16	1Q’17	2Q’17	3Q’17	1Q	2Q	3Q
1. REPORTED	3,352	3,468	3,526	3,342	3,500	3,551	-0.3%	+0.9%	+0.7%
Foreign currency financial statement translation effect	3	2	-4
2. ORGANIC excluding non recurring component	3,355	3,470	3,522	3,342	3,500	3,551	-0.4%	+0.8%	+0.8%
- Non Linear Items	0	26	27	0	0	-18
3. ORGANIC LIKE for LIKE	3,355	3,444	3,494	3,342	3,500	3,569	-0.4%	+1.6%	+2.2%

	EBITDA DOMESTIC
	2016			2017			Change % YoY
(millions of euros)	1Q’16	2Q’16	3Q’16	1Q’17	2Q’17	3Q’17	1Q	2Q	3Q
1. REPORTED	1,461	1,723	1,811	1,621	1,740	1,694	+11.0%	+1.0%	-6.5%
Foreign currency financial statement translation effect and non recurring items	68	17	54	24	71	126
2. ORGANIC excluding non recurring component	1,529	1,740	1,865	1,645	1,811	1,820	+7.6%	+4.1%	-2.4%
- Non Linear Items	0	108	124	58	91	5
3. ORGANIC LIKE for LIKE	1,529	1,632	1,741	1,587	1,720	1,815	+3.8%	+5.4%	+4.3%

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the six months ended June 30, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2017-2019 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2017

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager